Exhibit 99.4

March 17, 2011

Mr. Carlos A. Trujillo
China Tel Group, Inc.
12526 High Bluff Drive
Suite 155
San Diego, CA 92130

Dear Mr. Trujillo:

This letter is to confirm our understanding of the nature, scope and limitations of the services our firm is to provide to China Tel Group, Inc. (the "Company").

We will (1) assist the Company with the preparation of its annual financial statements for the year ended December 31, 2010 that will be included in SEC Form 10-K; (2) assist the Company with the preparation of management's discussion and analysis (3) review the SEC Form 10-K prior to filing with the Securities and Exchange Commission; (4) prepare any required supporting documentation required by the Company's Registered Independent Public Accounting Firm; and (5) assist with other projects as requested by senior management of the Company related to the SEC Form 10-K. The financial statement will be prepared from trial balances submitted to us by the Company. We will aim to have a full set of financial statements (including financial statements, notes to financial statements, consolidation package and any other supporting documents in preparing financial statements) and management's discussion and analysis for the Company's review within 10-15 days following receipt of all the entities trial balances. We are aware of the Company's SEC filing deadlines and will make every effort to make sure that the financial statements and management's discussion and analysis are prepared timely, which is contingent on us receiving the trial balances from the Company in a timely manner and the Company's senior management being available to respond to our questions/inquiries. The financial statements referred to above will be presented in US Dollars ($) and be prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Our fees for the above-mentioned services will be billed at our standard hourly rates which are currently as follows: Partner $310; Manager - $230; Senior - $180 and staff - $125. Our fees items (1) to (3) above are estimated to be $15,000 to $20,000. Our invoices are payable upon receipt. We reserve the right to suspend all work for nonpayment of fees and will charge interest at the rate of 1.0% per month for all past due amounts. We will require a $7,500 retainer prior to the commencement of work. The payment of the retainer can be made by check or wired to the following bank account:

ABA #	121000248 Wells Fargo Bank Valencia, CA

Account#	339-3149459 Pickard & Green, CPAs 28382 Constellation Road Valencia, CA 91355

28382 Constellation Road | Valencia, CA | 91355 | 661-294-8300 telephone | 6611-2571290 facsimile | www.pgcpas.com

The above-mentioned services that we will provide cannot be relied upon to disclose errors, irregularities or illegal acts, including fraud or defalcations, which may exist. We will inform you of any such matters that come to our attention.

Pickard & Green, CPAs will be an independent contractor and its employees and agents will not be employees or agents of the Company. The manner in which these services are rendered will be within Pickard & Green, CPAs sole control and discretion. The Company will not be responsible for Pickard & Green, CPAs acts while performing the services whether on Company premises or elsewhere, and Pickard & Green, CPAs will not have the authority to speak for, represent or obligate the Company in any way. Similarly, Pickard & Green, CPAs will not be responsible for any acts of the Company or its employees or agents.

In the event Pickard & Green, CPAs and/or any of its partners, employees or agents incurs time and expense in serving as a party of witness in any form of judicial, administrative and/or regulatory proceeding as a result of the rendering of services to the Company, the Company agrees to reimburse Pickard & Green, CPAs for all such time and expense incurred in accordance with our standard hourly rates.

Moreover, in the event Pickard & Green, CPAs and/or any of its partners, employees or agents incurs time and/or expense in responding to discovery or other forms of requests for information in any kind of judicial, administrative or regulatory proceeding as a result of services rendered to the Company, the Company agrees to reimburse Pickard & Green, CPAs for all such time and expense incurred in accordance with our standard hourly rates.

Despite the rendition of services by Pickard & Green, CPAs, the Company hereby agrees and acknowledges that it is and will continue to be solely responsible for all decisions, actions and/or omissions implemented by the Company, whether or not based on any form of reliance on services or advice rendered by Pickard & Green, CPAs or any of its partners, employees or agents. As such, the Company hereby agrees to totally and completely indemnify and hold harmless Pickard & Green, CPAs, its partners, employees or agents, from any and all claims, demands, settlements or judgments made or rendered against Pickard & Green, CPAs or its partners, employees or agents for monetary or injunctive relief relating to services rendered by Pickard & Green, CPAs to the Company, except for willful misconduct or gross negligence by Pickard & Green, CPAs or any of its partners, employees or agents . The Company hereby agrees to immediately reimburse Pickard & Green, CPAs for all damages and expenses incurred by Pickard & Green, CPAs as a result of such a judgment and/or settlement.

Moreover, in the event any form of judicial, administrative or regulatory proceeding is pursued against Pickard & Green, CPAs or any of its partners, employees or agents as a result of services rendered by Pickard & Green, CPAs to the Company, the Company expressly agrees to reimburse Pickard & Green, CPAs or any of its partners, employees or agents for all attorney and expert witness fees and all other forms of costs incurred as a result of the proceedings. Any and all counsel and/or experts engaged on behalf of Pickard & Green, CPAs or its partners, employees or agents will be selected based on the sole judgment and discretion of Pickard & Green, CPAs.

The Company and Pickard & Green, CPAs both agree that, except as provided below, any dispute over fees charged by Pickard & Green, CPAs to the Company will be submitted for resolution by arbitration in accordance with the rules of the American Arbitration Association. Such arbitration shall be binding and final; however, Pickard & Green, CPAs shall have the option to have any dispute that is within the jurisdiction of the Small Claims Court heard in said court.

IN AGREEING TO ARBITRATION, WE BOTH ACKNOWLEDGE THAT, IN THE EVENT OF A DISPUTE OVER FEES, EACH OF US IS GIVING UP THE RIGHT TO HAVE THE DISPUTE DECIDED IN A COURT OF LAW BEFORE A JUDGE OR JURY AND INSTEAD IS ACCEPTING THE USE OF ARBITRATION FOR RESOLUTION.

It is our understanding this arrangement will be effective upon signing and will continue until amended. It is also our understanding that either party may cancel this agreement by written notice or that it may be amended by mutual agreement, in writing, at anytime.

We appreciate this opportunity to work with you. If the foregoing is in agreement with your understanding, please sign the enclosed duplicate copy of this letter in the space provided below and return it to us.

Very truly yours, PICKARD & GREEN, CPAs Kevin Pickard, CPA Partner

Accepted:

CHINA TEL GROUP, INC.
/s/ Carlos A. Trujillo Mr. Carlos A. Trujillo Chief Financial Officer	Date